News Release

Sun Life Financial

Sun Life Financial increases dividend

TORONTO, ON – (November 9, 2016) – The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced an increase of 4% or 1.5 cents per share to the dividend to be paid on its common shares, rising to $0.42 per common share, payable December 30, 2016, to shareholders of record at the close of business on November 30, 2016.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on December 30, 2016, to shareholders of record at the close of business on November 30, 2016:

Series 1	$0.296875
Series 2	$0.30
Series 3	$0.278125
Series 4	$0.278125
Series 5	$0.28125
Series 8R	$0.142188
Series 9QR	$0.121112
Series 10R	$0.177625
Series 11QR	$0.169003
Series 12R	$0.26563

Common shares acquired under the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and though the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com